Mark C. Lee
Telephone:  (916) 442-1111
Fax:  (916) 448-1709
leema@gtlaw.com

December 6, 2010

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Reid S. Hooper, Attorney-Adviser
Joseph Cascarano, Staff Accountant

Re:	First China Pharmaceutical Group, Inc.
Form 8-K
Filed September 21, 2010
File No. 000-54076

Ladies and Gentlemen:

This letter responds to comments on the above-referenced filings by our client, First China Pharmaceutical Group, Inc., a Nevada corporation (the “Company”), provided by the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) by letter dated October 21, 2010, as received by the Company on November 4, 2010.  The Company's responses to the Staff's comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1.
SEC Comment:  Please include a section describing the background of the share exchange transaction.  Your disclosure should discuss the negotiations leading up to the agreement and the reasons why the parties chose this particular transaction.  In addition, identify and explain the roles played by any individuals or entities involved in arranging or facilitating the transaction.  For example, we note that the current Chairman and Chief Executive Officer of First China Pharmaceutical Group, Inc. (“registrant”), Mr. Zhen Jiang Wang, through First China Pharmaceutical Group Limited (“FCPG HK”), acquired all of the outstanding stock of Kun Ming Xin Yuan Tang Pharmacies Co. Ltd (“XYT”) on June 25, 2010, thereby giving Mr. Wang control over both FCPG HK and XYT prior to the exchange transaction but subsequent to the Letter of Intent entered into between the registrant and FCPG HK on May 14, 2010.  Further, we note the Company filed a Form 8-K on May 14, 2010 announcing the Letter of Intent entered into between all parties related to the share exchange transaction which provided that the registrant would use its best efforts to conduct a financing of between $3 million and $10 million subsequent to the closing of the share exchange transaction.  Disclose any material payments or benefits any parties to the agreement received.

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2010

Company Response:  In response to the Staff’s comment, the Company has added a section entitled “Background” to page 4 of Amendment No. 1 to Form 8-K.

Corporate Structure, page 4

2.
SEC Comment:  Please discuss the role of your Hong Kong subsidiary, First China Pharmaceutical Group Limited, in your organization, including with respect to your business operations, tax treatment and addressing PRC regulations.  Disclose all requisite contractual agreements with this subsidiary and with Kun Ming Xin Yuan Tang Pharmacies Co. Ltd.

Company Response:  In response to the Staff’s comment, the Company has added descriptions about the role of its Hong Kong subsidiary, First China Pharmaceutical Group Limited on page 5 of Amendment No. 1 to Form 8-K. With respect to the tax treatment of dividends between our China subsidiary and Hong Kong subsidiary, the Company has also disclosed a new risk factor entitled “There are significant uncertainties under the EIT relating to the withholding tax liabilities of XYT, and dividends payable by XYT to FCPG HK may not qualify to enjoy the treaty benefits.” on page 39 of Amendment No. 1 to Form 8-K.

3.
SEC Comment:  Expand your disclosure to discuss the apparent “problematic issues” a Wholly Foreign-Owned Enterprise (“WFOE”) can avoid that can potentially result from dealing with a domestic joint venture partner in China.  Include discussion of the laws and regulations associated with wholly foreign-owned enterprises in the PRC and any impact these laws and regulations would have on the subsidiary and your company as a whole if applied to you.  This includes appropriate risk factor disclosure discussing the relevant PRC law that requires that any dividends paid by PRC subsidiaries, which are wholly foreign-owned enterprises, come from their accumulated profits, if any, after the subsidiaries have made allowances to fund statutory reserves.  We note that a PRC subsidiary is required to allocate at least 10% of its annual after-tax profits to a statutory reserve fund until the amount in such fund reaches 50% of the company’s registered capital.  Please disclose your registered capital and include whether the allocations the Company has made to such fund to date complies with the applicable PRC laws and regulations.  To the extent the Company has not complied with these requirements, please quantify any fines or penalties the Company may be subject to as a result of non-compliance.

Company Response:  In response to the Staff’s comment, the Company has provided additional disclosure with respect to a Wholly Foreign-Owned Enterprise and registered capital beginning on page 5 of Amendment No. 1 to Form 8-K.  Please also refer to the Company’s response to Comment 15.

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2010

Strategy, page 5

4.
SEC Comment:  Provide appropriate background information throughout your document related to how XYT is the only pharmaceutical distribution company in the Yunnan Province that has obtained government approval to fill orders over the internet.  Disclose when the Chinese government suspended the process of reviewing applications for the ordering of drugs over the internet.  Please file a copy of the License of Internet Pharmacy Information Service as an exhibit to an amended Form 8-K.

Company Response:  In response to the Staff’s comment, the Company has added additional disclosure with respect to its internet licensing on pages 7 and 14 of Amendment No. 1 to Form 8-K.  In addition, the Company has filed a copy of the License of Internet Drug Information Service as Exhibit 99.3 to Amendment No. 1 to Form 8-K.

Products and Distribution, page 5

5.
SEC Comment:  Revise to explain how customers fulfill orders of products over the internet.  Disclose whether XYT has a separate distribution website that it processes orders through.  If so, provide the domain name of the website and disclose whether XYT has obtained all necessary licenses and approvals, including the internet content provider license.

Company Response:  In response to the Staff’s comment, the Company has added additional disclosure with respect to the fulfillment of customer orders of products over the internet on page 7 of Amendment No. 1 to Form 8-K.

6.
SEC Comment:  Explain the significance of providing personal computers to customers at each of their respective locations.  Your disclosure is unclear as to how this would “leverage your fulfillment process over the internet.”  Disclose how many customers out of the over 4,700 existing customers of XYT you expect will guarantee at least 60% of all orders placed by them to be to XYT, thereby qualifying the customers for the personal computer.

Company Response:  In response to the Staff’s comment, the Company has added additional disclosure with respect to providing personal computers to XYT’s customers on page 7 of Amendment No. 1 to Form 8-K.

7.
SEC Comment:  Please revise to provide information related to the specific products distributed by XYT.  Describe the types of customers who purchase the products and provide more details as to how XYT plans to aggressively attract 5,000 new primary customers.

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2010

Company Response:  In response to the Staff’s comment, the Company has added additional disclosure with respect to the specific products distributed by XYT, its customers and expansion plans beginning on page 6 of Amendment No. 1 to Form 8-K.

8.	SEC Comment: Revise to briefly explain why XYT members must display “in-store signage” that they are members of FCPG.

Company Response:  In response to the Staff’s comment, the Company has added additional disclosure with respect to the display of “in-store signage” on page 7 of Amendment No. 1 to Form 8-K.

9.
SEC Comment:  Please discuss any patents, trademarks or licenses XYT currently considers to be valuable assets.  We note your risk factor disclosure on page 28 referencing your brand name, trade names and trademarks.

Company Response:  In response to the Staff’s comment, the Company has added additional disclosure with respect to its computer software system and Internet Drug Information Service License, each of which it considers to be a valuable asset, on page 8 of Amendment No. 1 to Form 8-K.  The Company has also revised the related risk factor on page 32 of Amendment No. 1 to Form 8-K.

Business Model, page 10

10.
SEC Comment:  Quantify the amount of funding XYT anticipates it will need to expand its product line from approximately 5,000 products to approximately 30,000 products by the end of 2010.  Provide appropriate disclosure in your Management’s Discussion and Analysis and Liquidity section also.

Company Response:  In response to the Staff’s comment, the Company has added additional disclosure with respect to the financing it will require to expand its product line on pages 13 and 48 of Amendment No. 1 to Form 8-K.

11.
SEC Comment:  We note your disclosure that XYT’s anticipated broader product line will include more Western drugs as well as additional traditional Chinese drugs and herbs.  Please provide appropriate disclosure here and in your risk factor discussion related to the potential trade protection measures and other regulatory requirements which may affect your ability to import or export your products into or from various countries.

Company Response:  In response to the Staff’s comment, the Company has added additional disclosure with respect to potential trade protection measures on pages 13 and 31 of Amendment No. 1 to Form 8-K.

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2010

Competition, page 12

12.	SEC Comment: Briefly describe the non-drug products offered by XYT in regular convenience stores in China.

Company Response:  In response to the Staff’s comment, the Company has added additional disclosure with respect to its offerings of non-drug products on page 15 of Amendment No. 1 to Form 8-K.

Customers, page 14

13.
SEC Comment:  Revise your disclosure to provide consistent figures related to the current number of XYT customers.  We note reference of both above and below 5,000 current customers of XYT in your document.

Company Response:  In response to the Staff’s comment, the Company has revised Amendment No. 1 to Form 8-K to consistently refer to the number of its current customers as “approximately 4,700.”

Advertisement of Pharmaceutical Products, page 15

14.	SEC Comment: Please disclose whether XYT has obtained the necessary government approvals to advertise pharmaceutical products.

Company Response:  In response to the Staff’s comment, the Company has added additional disclosure with respect to its ability to advertise pharmaceutical products on the internet based on its Internet Drug Information Service License on page 18 of Amendment No. 1 to Form 8-K.

Foreign Exchange Regulation, page 18

15.
SEC Comment:  Please expand your disclosure, if material, to provide disclosure here, in your risk factor disclosure and in your Liquidity section and Notes to your Financial Statements to clearly describe the restrictions on your ability to use the revenues from XYT outside of the PRC.  For example, disclose whether revenues generated in the PRC can be used (either with or without regulatory approval), to:

•	pay dividends to shareholders outside of the PRC,

•	pay off debt generated outside the PRC,

•	pay employees located outside of the PRC in currency other than the Renminbi, or

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2010

•	pay for capital expenditures outside of the PRC in currency other than the Renminbi.

In addition, if XYT liquidates, please indicate whether the proceeds from the liquidation of the assets could be used outside of the PRC or be given to investors who are not PRC nationals.

Company Response:  In response to the Staff’s comment, the Company has added risk factors entitled “Restrictions under PRC law on our PRC operating subsidiary's ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or complete acquisitions that could benefit our business, pay dividends to, and otherwise fund and conduct our businesses.” and “Restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively.” beginning on page 38 of Amendment No. 1 to Form 8-K.  The Company has also added a discussion on foreign exchange and liquidation matters to page 22, as well as a discussion on its restricted capital account to the liquidity section on page 48 and to the notes to the financial statements in Exhibit 99.1(a).

Rick Factors, page 21

Our dependence on the development and maintenance of the internet infrastructure…, page 26

16.	SEC Comment: Please disclose whether you have contracts with telecommunications service providers who can provide you with data communications capacity.

Company Response:  In response to the Staff’s comment, the Company has updated this risk factor to disclose its contracts with telecommunications providers on page 29 of Amendment No. 1 to Form 8-K.

We depend substantially on the continuing efforts of our executive officers…, page 30

17.	SEC Comment: Please revise your disclosure to identify the members of your senior management team that are key to your business.

Company Response:  In response to the Staff’s comment, the Company has identified the members of its senior management team that are key to its business on page 33.

Risks Relating to our Common Stock and our Status as a Public Company, page 35

18.
SEC Comment:  We note that you are required to maintain effective internal controls for financial reporting and disclosure controls and procedures under the Sarbanes-Oxley Act of 2002.  We further note that you are headquartered, and conduct substantially all of your operations, in China.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2010

a.	How do you evaluate and assess internal control over financial reporting?
i.
In connection with your process to determine whether your internal control over financial report was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to your operations in China.

ii.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Company Response:  In response to the Staff’s comment, the Company notes, that based on consultation with its independent auditor, the Company has controls to monitor and minimize business risks within its operations in China.  There are proper segregations of responsibilities, there are no incompatible functions, such that no person is in a position to perpetrate and conceal fraud in the normal course of duties. The internal control should have a system of authorization, recording and other procedures adequate to provide accounting control of assets, liabilities, revenues and expenses.  In addition, the Company notes that in an effort to achieve compliance with the Sarbanes-Oxley Act of 2002 through the establishment of mechanisms for proper corporate governance and internal controls, on October 15, 2010, it adopted a Code of Ethics, Disclosure Controls and Procedures, and an Insider Trading Policy.  The Company intends to make such policies available on its website.

Additionally, although it does not have an internal audit function, the Company had ensured thorough and meaningful reviews are performed of acquisition and consolidation-related journal entries and adjustments, and there is sufficient restricted access to accounting systems, programs, and data to prevent unauthorized journal entries and adjustments. The educational levels, years of experience, training, and technical accounting expertise of personnel are fairly good.

b.	How do you maintain your books and records and prepare your financial statements?
i.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

ii.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2010

Company Response:  In response to the Staff’s comment, the Company notes, that based on consultation with its independent auditor, in principle, the Company maintains its books and records according to PRC GAAP.  China, is one of the IFAC member countries, and the Ministry of Finance of China has announced that since 2007, it has adopted International Financial Reporting Standard (IFRS) as the same as PRC GAAP.

Therefore, the preparation of books and records by the accounting and management professionals of the Company that have been compiled according to PRC GAAP, in material aspects, should be considered as in compliance with IFRS in most substantial aspects.

The Company is aware of the minor differences between US GAAP and PRC GAAP, which management does not believe that any differences in such respect exist that may materially impact the representational faithfulness of the financial accounts prepared.  The Company has engaged outside professionals to do the GAAP conversion for converting the financial accounts of the Company prepared under PRC GAAP into US GAAP, and there no material differences have been found.

c.	What is the background of the people involved in your financial reporting?
i.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

1.	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
2.	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
3.	the nature of his or her contractual or other relationship to you;
4.	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
5.
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

ii.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
1.	the name and address of the accounting firm or organization;

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2010

2.	the qualifications of their employees who perform the services for your company;
3.	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
4.	how many hours they spent last year performing these services for you; and
5.
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

iii.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

1.	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
2.	how many hours they spent last year performing these services for you; and
3.
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Company Response:  In response to the Staff’s comment, the Company notes that its Accounting and Finance department currently is staffed by five full time employees of the Company.  The department is led by the Company’s CFO, who is a university graduate in accounting, holds a Chinese accounting designation and has several years experience overseeing the accounting of large Chinese corporations.  In addition to the CFO, the Company also has a Controller who does not hold any Chinese accounting designations but has worked for over 10 years as a senior accountant.  The primary functions of the Accounting and Finance department is the preparation of financial reports and projections for management, financial statement preparation for the Company's tax filings within China and the development and maintenance of internal financial controls to facilitate effective tax reporting to the government.

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2010

The Company’s accounting and finance staff have a limited understanding of U.S. GAAP requirements.  To assist the Company in its preparation of U.S. GAAP financial statements and to develop adequate internal controls, a Hong Kong based accounting firm, Vension Ipwich has been retained.  Vension Ipwich has its offices at  17/F., Go-Up Commercial  Building, 800 Canton Road, Kowloon,  Hong Kong.  The individual that has overseen the work performed by Vension Ipwich for the Company has extensive experience in U.S. GAAP, worked for Ernst & Young (Hong Kong) and holds a CPA (Australia).  During the first 8 months of  2010, the Company estimates that Vension Ipwich has spent well over 100 hours working for the Company and through September 2010 has been paid $24,000 USD for their services.  The Company further notes that it is in the process of locating an individual with U.S. GAAP experience to fill the role of CFO for FCPG-HK.  The Company anticipates that such individual will oversee the U.S. GAAP requirements for the entire group.  As noted in the response to Comment 18(d) below, the Company is also looking to recruit a financially oriented director.

d.
We note you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee’s U.S. GAAP knowledge.  If you do not have a separately created audit committee, please describe the extent of the Board of Directors knowledge of U.S. GAAP and internal control over financial reporting.

Company Response:  In response to the Staff’s comment, the Company respectfully informs the Staff that, as noted on page 60 of Amendment No. 1 to Form 8-K,  it has not formed a separate audit committee at this time.  At such time as the Company forms a separate audit committee, it will seek to add directors with the appropriate knowledge of U.S. GAAP and internal control over financial reporting and such other qualifications appropriate for an audit committee financial expert.  At present, the Board of Director’s intends to rely on the financial acumen of Mr. Tse, based on his knowledge obtained from his background in investment banking and finance, and Mr. Hwuang, based on his experience as an officer of a publicly traded company.  However, aside from this tangential experience, neither of Messrs. Tse and Hwuang possess the expertise in U.S. GAAP and internal control over financial reporting appropriate for an audit committee financial expert.  Therefore, the Company will seek to add individual(s) to its Board of Directors with such expertise.

Our common stock is not listed on any stock exchange…, page 36

19.	SEC Comment: Please remove the reference to your common stock being “listed” on the OTCBB marketplace.

Company Response:  In response to the Staff’s comment, the Company has revised the reference to its common stock being “listed” on the OTCQB marketplace.

20.
SEC Comment:  Please add another risk factor highlighting a shareholder’s inability to rely upon Rule 144 to resell their stock until one year from the date of this Form 8-K.  Please note the resale restrictions imposed by Rule 144(i) for one year following consummation of the merger.

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2010

Company Response:  In response to the Staff’s comment, the Company has added a risk factor entitled “Shares of our common stock that have not been registered under the Securities Act of 1933, as amended, regardless of whether such shares are restricted or unrestricted, are subject to resale restrictions imposed by Rule 144, including those set forth in Rule 144(i) which apply to a “shell company.” In addition, any shares of our common stock that are held by affiliates, including any received in a registered offering, will be subject to the resale restrictions of Rule 144(i).” beginning on page 41 of Amendment No. 1 to Form 8-K.

Liquidity and Capital Resources, page 41

21.
SEC Comment:  Provide a discussion of your plans to meet your liquidity needs beyond the end of this year.  This discussion should disclose material capital requirements, the amount of external financing you believe the company will need to meet those requirements and continue operating and how you intend to achieve that financing.  In addition, provide the terms of the bank loans referenced in this section.

Company Response:  In response to the Staff’s comment, the Company has expanded its discussion of its liquidity needs on page 48 of Amendment No. 1 to Form 8-K.

Contractual Obligations, page 42

22.
SEC Comment:  We note your disclosure on page 37 that our property is leased for a ten year term, commencing on April 1, 2005 and ending March 31, 2015 for a total management fee of $US85,000.  Yet we note your disclosure on page 42 which references the term is from April 1, 2003 to April 1, 2018 at a rental rate of $250,000 per year.  Please reconcile.

Company Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 49 of Amendment No. 1 to Form 8-K to disclose the lease term and rental rate consistent with the disclosure on page 42.  The Company notes that the previous disclosure on page 42 related to a prior lease that was subsequently renegotiated in April 2005.

Executive Compensation, page 54

23.
SEC Comment:  We note in Section 5 of the Letter of Intent filed as Exhibit 10.1 to the Form 8-K filed on May 14, 2010 that in further consideration for the Exchange, the Company agreed to pay the Chairman of the Board of the Company a bonus based on 2 percent of the quarterly gross sales of XYT as calculated in the Company’s quarterly financial statements.  Please provide appropriate disclosure in this section related to this agreement.

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2010

Company Response:  In response to the Staff’s comment, the Company has added footnote disclosure of the bonus payment to be made to Mr. Wang to the Summary Compensation Table located on page 62 of Amendment No. 1 to Form 8-K.

Item 3.02 Unregistered Sale of Equity Securities, page 61

24.	SEC Comment: Identify the FCPG HK stockholder referenced in this section as Mr. Zhen Jiang Wang.

Company Response:  In response to the Staff’s comment, the Company has identified Mr. Zhen Jiang Wang in Item 3.02 of Amendment No. 1 to Form 8-K.

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd
Financial Statements
December 31, 2009, 2008 and 2007

Balance Sheets

25.
SEC Comment:  Please clarify the nature of the amounts owed to the Company from Mr. Zhen Jiang Wang for the periods presented.  We view receivables from affiliates, such as the amount due from shareholders, as being akin to unpaid subscription receivables or unpaid capital contributions.  Revise your balance sheet to present these receivables as deductions from equity, or advise.  We refer you to SAB Topics 4:E and 4:G for an explanation of the Staff’s views concerning this subject.

Company Response:  In response to the Staff’s comment, the Company notes, that its independent auditor has referred to SAB Topics 4:E and 4:G and found that the scenario and background described therein, which is related to capital contribution or unpaid equity of an enterprise, is not applicable to the item “Amount due from Shareholder” as presented in the financial statements due to the different nature and background that give rise to such amount.

The amount recorded as “Amount due from Shareholder” in fact represents the situation where the shareholder of the Company, Mr. Wang, has collected certain trade receivables on behalf of the subsidiary of the Company, XYT, while XYT conducts business in China, whereas  Mr. Wang would also settle on behalf of the Company, for certain trade payables. Therefore, the independent auditor believes the situation is not the same as any capital contribution commitment or unpaid subscription as outlined by SAB 4:E or 4:G.

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2010

In such circumstances, the Company would include an enhanced disclosure note in its financial statements to describe in detail the nature, amount and origin of such amount.  Of course, the Company would have the control measures to manage and eliminate such amount being owed by shareholder to the Company as part of its corporate governance.  The Company intends to settle such “Amount due from Shareholder” by dividend payable or to authorize Mr. Wang to make prepayments to the suppliers.

Exhibit 99.1(b)
First China Pharmaceutical Group Limited
Pro-Forma Combined Financial Statements
For The Six Months Ended June 30, 2010

26.
SEC Comment:  Explain to us why you are identifying these financial statements as pro forma combined financial statements rather than as the historical financial statements of First China Pharmaceutical Group Limited or revise.

Company Response:  In response to the Staff’s comment, the Company, in consultation with its independent auditor, notes that at the time of acquisition of XYT by FCPG HK, the controlling shareholder of FCPG HK was the same before and after the acquisition of XYT, and the acquisition is deemed to be completed on June 25, 2010, that is, without material financial impact, to be taken as of June 30, 2010. Therefore, any consolidated financial statements including both FCPG HK, as the parent, and XYT, as the subsidiary, covering a period on or before June 30, 2010, can only be prepared on a pro-forma basis, that is, ‘as if’ the business combination has occurred in the basis period prepared.

27.
SEC Comment:  We note on page 4 FCPG HK acquired all of the outstanding stock of XYT on June 25, 2010.  Subsequently, the sole stockholder of FCPG HK sold 100% of the outstanding shares of FCPG HK to Mr. Zhen Jiang Wang, who also owned 95% of the outstanding stock of XYT prior to its acquisition by FCPG HK.  Disclose within a footnote to your financial statements the facts and circumstances of this transaction, including its purpose, the material terms, your accounting for it, and the basis for this accounting under US GAAP, and advise us in detail.  Please explain, as part of your response, why you did not apply purchase accounting in accordance with ASC 805.

Company Response:  In response to the Staff’s comment, the Company, in consultation with its independent auditor, notes that on June 25, 2010, FCPG HK acquired XYT, which became FCPG HK’s wholly owned subsidiary. Pursuant to a share sale agreement dated July 5, 2010, the sole shareholder of FCPG HK, Mr. Douglas Billingsley sold all of his shares to Mr. Zhen Jiang Wang for consideration. Mr. Zhen Jiang Wang became the sole shareholder of FCPG HK, the parent of XYT.  Therefore, on June 25, 2010, the Company should apply purchase accounting in accordance with ASC 805 to prepare the pro forma consolidated financial statement for FCPG HK. The Company, therefore, has revised the relevant part of its disclosure in Exhibit 99.1(b) to Amendment No. 1 to Form 8-K as appropriate.

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2010

Exhibit 99.2(a)
Pro-Forma Consolidated Financial Statements
As of and for the years ended March 31, 2010 and December 31, 2009

28.
SEC Comment:  A pro forma balance sheet giving effect to the combination should only be provided as of the date of your most recent historic balance sheet.  Please remove the year-end pro forma balance sheet.  We refer you to 8-05(b)(2) and 11-02(c) of Regulation S-X for guidance.

Company Response:  In response to the Staff’s comment, the Company has removed the year-end pro forma balance sheet from Exhibit 99.2(a) to Amendment No. 1 to Form 8-K.

29.
SEC Comment:  Disclose pro forma per share data on the face of your pro forma income statement, to give effect to the number of shares issued in the business combination as if the transaction was consummated on the first day of the fiscal year.

Company Response:  In response to the Staff’s comment, the Company has calculated and disclosed pro forma per share data on the face of the pro forma income statement by dividing net income by 60,000,000 shares.

Exhibit 99.2(b)
Pro-Forma Consolidated Financial Statements
As of and for the period ended June 30, 2010

Note 2 - Pro Forma Adjustments

30.
SEC Comment:  Clarify if the $1.00 per share price used in valuing the consideration is derived from a quoted market price.  If so, please advise us including the date you obtained the quote and the market for which your shares were trading.

Company Response:  In response to the Staff’s comment, the Company notes that the market share price for FCPG on September 15, 2010 was $0.99 per share, as quoted on the OTCBB.

31.
SEC Comment:  Disclose the nature of the acquired intangible assets and how you will account for them.  Provide a summary within the pro forma footnote that provides quantified detail of the items included within the balance of the intangible assets.  You should also indicate the assets that will be amortized and their respective useful lives.

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2010

Company Response:  In response to the Staff’s comment, the Company notes that the intangible assets consist of the accounting software of XYT and goodwill that arose when FCPG acquired FCPG HK. Intangible assets are stated at cost less amortization and accumulated impairment loss. The intangible assets of the Company represent software in use.  The intangible assets are amortized over their estimated useful lives of 10 years using the straight-line method.  The Company therefore has revised the pro forma financial statements by partitioning intangible assets into goodwill and intangibles and disclosing the relevant amounts as appropriate.

32.	SEC Comment: Explain to us why you did not give effect to the amortization of intangible assets in your pro forma income statements or revise.

Company Response:  In response to the Staff’s comment, the Company notes that amortization of the intangible assets was grouped into depreciation and amortization in the income statement.  The Company has revised the income statement by adding a goodwill impairment expense item.

***

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Sincerely,

Mark C. Lee, Esq.

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2010

***

The Company understands that the purpose of the Staff’s review is to assist the Company in its compliance with applicable disclosure requirements and to enhance the overall disclosure in its filings with the Commission.  The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the Staff may have additional comments after reviewing the Company’s response to the Staff’s comment.

Sincerely,

Zhen Jiang Wang
Chairman and Chief Executive Officer